FORM 6-K

SECURITI
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 8-1-02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

This Form 6-K includes:

(i) An announcement released by the Company to the press in Japan dated August 8, 2002, concerning purchase of its own shares; and

(ii) An announcement released by the Company to the press in Japan dated August 9, 2002, concerning results of purchase of its own shares.

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
August 8, 2002

Pioneer to Purchase its Own Shares through ToSTNeT-2

TOKYO — In connection with the purchase of its own shares authorized by its ordinary general meeting of shareholders held on June 27, 2002, Pioneer Corporation has determined, at its board of directors meeting held on August 8, 2002, its method for purchase of its own shares, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Description

1. Reason for purchase:
   To take timely, flexible measures to achieve Pioneer Corporation's capital policy

2. Method of purchase:
   Pioneer Corporation will purchase its own shares through ToSTNeT-2 (Tokyo Stock Exchange (TSE) Trading Network System) (closing price orders) at 8:45 a.m., August 9, 2002, for 2,170 yen per share, the closing price of the shares of common stock of the Company traded on the TSE on August 8, 2002 (the method of purchase to be made through ToSTNeT-2 and the trading hour shall not be changed). The purchase shall be made at this trading hour only.

3. Details of purchase:
   (1) Type of shares to be purchased: Shares of common stock of Pioneer Corporation
   (2) Total number of shares to be purchased: 4,000,000 shares
   Notes:
   1. The above number of shares will not be changed. However, a part or all such shares may not be purchased due to market conditions and other reasons.
   2. The shares for which orders to sell have been placed shall be purchased up to the number of shares scheduled to be purchased.

4. Publication of results of purchase:
   The results of the purchase will be published after the 8:45 a.m., the expected trading hour of August 9, 2002.

References:

a) Matters resolved at the Company's ordinary general meeting of shareholders held on June 27, 2002.
   (1) Type of shares to be purchased: Shares of common stock of Pioneer Corporation
   (2) Total number of shares to be purchased: Up to 10,000,000 shares
   (3) Total purchase price: Up to 20,000,000,000 yen

b) Status of purchase of shares of Pioneer Corporation for the period from June 27, 2002 to August 8, 2002.
   (1) Total number of shares purchased: None
   (2) Total purchase price: None

# # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

Pioneer sound.vision.soul

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
August 9, 2002

Pioneer Announces Results of Purchase of its Own Shares through ToSTNeT-2

TOKYO — Pioneer Corporation has announced that it purchased its own shares on August 9, 2002 as follows in accordance with its board resolution made and announced on August 8, 2002:

Description

1. Type of shares purchased: Shares of common stock of Pioneer Corporation

2. Total number of shares purchased: 1,610,000 shares

3. Purchase price: 2,170 yen per share (Total purchase price: 3,493,700,000 yen)

4. Date of purchase: August 9, 2002

5. Method of purchase:
   Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price orders)

References:

a) Matters resolved at the Company's ordinary general meeting of shareholders held on June 27, 2002.
   (1) Type of shares to be purchased: Shares of common stock of Pioneer Corporation
   (2) Total number of shares to be purchased: Up to 10,000,000 shares
   (3) Total purchase price: Up to 20,000,000,000 yen

b) Matters resolved and announced with respect to the method of purchase of its own shares on August 8, 2002.
   (1) Type of shares to be purchased: Shares of common stock of Pioneer Corporation
   (2) Total number of shares to be purchased: 4,000,000 shares

\# # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date August 9, 2002

By: ______________________
Kaneo Ito
President and Representative Director